ALLIED GOLD LIMITED

24 September 2006

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

MEMORANDUM OF UNDERSTANDING –SUBSCRIBER

Placement

The Board of Allied Gold Limited (Allied) is pleased to advise that following an unsolicited approach it has entered into a Memorandum of Understanding (MOU) with a large international gold mining company ("Subscriber") whereby, subject to certain conditions the Subscriber has agreed to subscribe for 30,213,471 fully paid ordinary shares, representing 10% of the fully diluted issued capital of Allied, at an issue price of not less than AUD$0.60 per share or at such higher price as agreed by the parties.

The subscription of shares by the Subscriber and determination of the final issue price is subject to a 45 day due diligence period (or such longer period as may be agreed) and the receipt of Allied shareholder approval in accordance with ASX Listing Rule 7.1. Allied will convene and hold a general meeting within 45 days of the Subscriber successfully completing its due diligence.

Future co-operation

Allied and the Subscriber have also agreed to consider ways of future co-operation which include (without limitation) working towards the establishment of a 50/50 joint venture company for future mining and resource based acquisition, development and investment opportunities. Under the proposed joint venture which is subject to formal agreement the Subscriber will be entitled to management and operational control.

The Subscriber has extensive experience and in house technical and management resources with a proven track record in developing and operating low cost gold-copper and base metal mining operations. In addition, in the event that Allied should decide to dispose or assign any of its interest in the Simberi Gold Oxide Project, located on ML 136 it must first offer that interest to the Subscriber upon the same commercial terms.

Summary
The proposed strategic investment by the Subscriber reflects the quality of the Company's Simberi Oxide Project and its future potential. Allied has current Oxide / Sulphide Gold Resources of 2,344,000 ounces of gold including 759,000 oxide and transitional gold reserves and mineral resources within designed pits. The Company has committed USD$60 million to the development of a 2,2 million tpa CIL gold processing plant and associated infrastructure on Simberi Island which will produce an average of 84,000 ounces of gold per annum over the current mine life of 8.2 years. First gold production is scheduled for the third quarter of 2007.

The Board of Allied looks forward to working with the executive and technical representatives of the Subscriber in order to satisfy the due diligence condition and to proceed with the placement in a timely manner.

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman